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FEB 28 2008

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106

SECUR [barcode] IISSION

08027473

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8 – 27287

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Harger and Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8048 One Calais Ave, Suite D
(No. and Street)

Baton Rouge	Louisiana	70809
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive	**Irving**	**Texas**	**75063**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Angela L. Denham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Harger and Company, Inc.**, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chief Financial Officer

Title

Notary Public

Thomas C. Damico
Notary Public
8048 One Calais Avenue, Suite F
Baton Rouge, LA 70809
LSBA #04480
Commission expires at death.

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

HARGER AND COMPANY, INC.

FINANCIAL REPORT

DECEMBER 31, 2007

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Harger and Company, Inc.

We have audited the accompanying statement of financial condition of Harger and Company, Inc. as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harger and Company, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 26, 2008

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

HARGER AND COMPANY, INC.
Statement of Financial Condition
December 31, 2007

ASSETS	
Cash and cash equivalents	$ 67,994
Commissions receivable	167,711
Clearing deposits	46,016
Employee advances	1,897
Marketable securities	14,847
Property and equipment, net of accumulated depreciation of $34,504	143,038
TOTAL ASSETS	$ 441,503
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable	78,425
Accrued expenses	30,855
Income taxes payable	5,194
TOTAL LIABILITIES	114,474
Stockholder's Equity	
Common stock, 10,000 shares authorized, no par value, 86 shares issued and 46 shares outstanding	26,000
Additional paid-in capital	120,300
Retained earnings	215,975
	362,275
Treasury stock, 40 shares at cost	(35,246)
TOTAL STOCKHOLDER'S EQUITY	327,029
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 441,503

See notes to financial statements.

HARGER AND COMPANY, INC.
Statement of Income
Year Ended December 31, 2007

Revenue	
Variable annuity commissions	$ 822,825
Investment advisory fees	217,493
Revenue from the sale of investment company shares	350,697
Securities commissions	30,413
Other revenue	4,036
TOTAL REVENUE	1,425,464
Expenses	
Compensation and related costs	815,538
Clearing charges	23,177
Communications	43,933
Occupancy and equipment costs	119,299
Promotional costs	101,724
Losses in error account and bad debts	6,263
Regulatory fees and expenses	5,758
Management fees to Parent	36,400
Professional fees	24,008
Travel	78,781
Other expenses	133,772
TOTAL EXPENSES	1,388,653
Net income before other income and provision for income taxes	36,811
Other Income	
Other income	35,000
Unrealized gain on marketable securities	5,610
Total other income	40,610
Net income before provision for income taxes	77,421
Provision for income taxes	7,536
NET INCOME	$ 69,885

See notes to financial statements.

HARGER AND COMPANY, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2007

	Common Shares Outstanding	Treasury Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances at December 31, 2006	46	40	$ 26,000	$ 20,300	$ 156,090	$ (35,246)	$ 167,144
Additional capital contributed	-	-	-	100,000	-	-	100,000
Dividends	-	-	-	-	(10,000)	-	(10,000)
Net income	-	-	-		69,885	-	69,885
Balances at December 31, 2007	46	40	$ 26,000	$ 120,300	$ 215,975	$ (35,246)	$ 327,029

See notes to financial statements.

HARGER AND COMPANY, INC.
Statement of Cash Flows
Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 69,885
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	11,433
Unrealized gain on marketable securities	(5,610)
Change in assets and liabilities	
Increase in commissions receivable	(42,522)
Decrease in clearing deposits	735
Decrease in employee advances	4,221
Decrease in bank overdraft	(3,943)
Increase in accounts payable	20,721
Increase in accrued expenses	11,540
Decrease in income taxes payable	(18,310)
Net cash provided by operating activities	48,150
Cash flows from investing activities:	
Purchase of property and equipment	(92,426)
Cash flows from investing activities:	
Additional capital contributed	100,000
Dividends	(10,000)
Net cash provided by financing activities	90,000
Net increase in cash and cash equivalents	45,724
Cash and cash equivalents at beginning of year	22,270
Cash and cash equivalents at end of year	$ 67,994

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ 1,241
Income taxes	$ 25,846

See notes to financial statements.

HARGER AND COMPANY, INC.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Harger and Company, Inc. (the Company) was organized in January 1981 as a Louisiana corporation. The Company is a wholly-owned subsidiary of R.L. Harger and Associates, Inc. (Parent), a Louisiana corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is registered as an investment advisor with the state of Louisiana. The Company's customers are primarily individuals located throughout the state of Louisiana.

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Marketable Securities

Marketable securities are held for investment purposes. Marketable securities are recorded at estimated fair value, determined using quoted market prices, where available, or third-party pricing services. The increase or decrease in fair value is credited or charged to operations.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated useful lives of five to fifteen years.

Treasury Stock

Treasury stock is accounted for using the cost method.

Variable Annuity Commissions

Variable annuity commissions are recorded upon execution of a contract by a customer and upon subsequent renewals.

Investment Advisory Fees

Investment advisory fees are earned based on contractual percentages of client assets under management. The fees are billed quarterly in arrears.

Revenue from the Sale of Investment Company Shares

Revenue from the sale of investment company shares is recorded when initial subscriptions are funded or when recurring commissions are payable to the Company.

Security Transactions

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Note 2 - Transactions with Clearing Broker/Dealers

The agreements with the clearing broker/dealers provide for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreements also require the Company to maintain a minimum of $45,000 as deposits in accounts with the clearing broker/dealers.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital and net capital requirements of $64,709 and $7,632, respectively. The Company's net capital ratio was 1.77 to 1.

Note 4 - Marketable Securities

The Company's marketable securities consist of 300 shares of common stock of the Nasdaq Stock Market, Inc. with a market value of $14,847, cost of $3,300 and cumulative unrealized gains of $11,547. The unrealized gain for the year ended December 31, 2007 was $5,610.

Note 5 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures	$ 120,112
Boat	38,674
Equipment	18,756
	177,542
Accumulated depreciation	(34,504)
	$ 143,038

Depreciation expense for the year was $11,433 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 6 - Income Taxes

The Company is not included in the income tax return of the Parent and files its income tax return on a separate company basis. The income tax provision differs from the expense that would result from applying federal statutory rates to income before income taxes primarily due to permanent non-deductible differences, accelerated depreciation used for income tax purposes, and unrealized gain on marketable securities. The cumulative unrealized gain on marketable securities and the accelerated depreciation used for tax purposes create a deferred tax liability which is not recognized in the accompanying statement of financial condition as this amount is not material

Note 7 - Office Leases

The Company leases office space at three locations on a month-to-month basis for a total of $2,735 per month. Office rent expense for the year was $38,684 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 8 - Contingencies

The Company was named as a respondent in an arbitration relating to its activities as a broker-dealer in securities. This action was settled for $55,000 in 2007.

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of claims against the Company cannot be determined at this time, and the results of these matters cannot be predicted with certainty.

There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period, depending partly on the results for that period, and a substantial judgment could have a material adverse impact on the Company's financial condition, results of operations, and cash flows. However, it is the opinion of management, after consultation with legal counsel, that the ultimate outcome of claims and proceedings will not have a material adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 9 - Related Party Transactions

The Company and its Parent are under common control and the existence of that control creates a financial position and operating results significantly different than if the companies were autonomous.

Under a Management Agreement (Agreement) effective February 1, 2003, the Parent provides the Company with professional advice. Monthly fees for such services are the lesser of $6,000 or monthly net income before the management fee. The Agreement allows the Parent to waive any such portion of the monthly fees in order for the Company to remain in compliance with the minimum net capital requirements (See Note 3). The Agreement states that all monthly fees waived are not to be payable and may not be added to future assessments. The total management fees incurred under this agreement during 2007 totaled $36,400. The Agreement was not consummated on terms equivalent to arms length transactions.

Note 10 - Retirement Plan

The Company adopted the Harger & Company, Inc. 401(k) Plan (the Plan) effective January 1, 2007. This Plan replaced the Company's simplified employee pension agreement. The Company and eligible employees both may contribute to the Plan. The Plan is on a calendar year. All employees are eligible to participate after reaching the age of 21 and completing one year of service. The Company shall make a an Enhanced Matching Contribution on behalf of each participant in an amount equal to 100% of the eligible participant's salary deferrals that do not exceed 4% of compensation for the Plan year. Employee salary deferral contributions, Enhanced Matching Contributions and qualified non-elective contributions (QNEC) and earnings on these contributions are 100% vested. The Company may or may not choose to make matching contributions, discretionary profit sharing contributions and QNEC for a particular year in an amount it will determine each year. Company matching and profit sharing contributions are subject to the following vesting schedule:

Years of Service	Vested Percentage
Less than 3	0%
3 or more	100%

The Company did not contribute any Enhanced Matching, QNEC, matching or profit sharing amounts for 2007

Note 11 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealers. The clearing broker/dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealers.

The Company has $67,422 or approximately 15%, of its total assets in cash equivalents, commission receivable, a clearing deposit and marketable securities held by or due from one of its clearing broker/dealers.

Schedule I

HARGER AND COMPANY, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2007

Total stockholder's equity qualified for net capital	$ 327,029
Deductions and/or charges	
Non-allowable assets:	
Commissions receivable	115,086
Employee advances	1,897
Property and equipment	143,038
Total deductions and/or charges	260,021
Net capital before haircuts on securities positions	67,008
Haircuts on securities:	
Cash equivalents	72
Marketable securities	2,227
Total haircuts on securities	2,299
Net Capital	$ 64,709
Aggregate indebtedness	
Accounts payable	$ 78,425
Accrued expenses	30,855
Income taxes payable	5,194
Total aggregate indebtedness	$ 114,474
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 7,632
Net capital deficient of minimum requirement	$ 57,077
Ratio of aggregate indebtedness to net capital	1.77 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2007 as filed by Harger and Company, Inc. on Amended Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
Harger and Company, Inc.

In planning and performing our audit of the financial statements of Harger and Company, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George

PHILLIP V. GEORGE, PLLC

Irving, Texas
February 26, 2008

END